1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 28, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Notification Announcement in Relation to Implementation of Share Exchange by Issuing New Shares for the Share Exchange and Merger of Baotou Aluminum Co., Ltd. by Absorption

The Company and the entire board of directors warrant the truthfulness, accuracy and completeness of the contents of this announcement and that there are no false statements, misrepresentations or material omissions contained herein.

The proposal of Share Exchange and Merger of Baotou Aluminum Co., Ltd. ("Baotou Aluminum") with Aluminum Corporation of China Limited ("Chalco" or the "Company") by Absorption has been approved by China Securities Regulatory Commission through the document Zheng Jian Gong Si Zi [2007] No. 213 and has been implemented. The matter regarding the Share Exchange is announced below:

I.	Share Exchange Proposal

1.

637,880,000 new A shares are issued by Chalco to exchange a total of 431,000,000 shares held by all the shareholders of Baotou Aluminum at the ratio of 1.48:1 (i.e., 1.48 Chalco A Shares in exchange for one Baotou Share).

2.	All shareholders of Baotou Aluminum targets of the Share Exchange.

3.	The Share Exchange will be implemented on 28 December 2007.

4.	Further announcement will be made regarding the concrete registration result and trading time of new A shares of the Company.

II.	Handling of the Remaining Shares

In case targets of the Share Exchange hold less than one Baotou Share upon the application of the Exchange Ratio, one share will be allotted to the Share Exchange targets according to the decimal value of the shares they own in descending order. Where multiple Share Exchange targets hold less than one Baotou Share of the same value and shares cannot be allotted to these targets without exceeding the amount of remaining shares, a computer lottery system will be implemented to allot remaining shares to these targets.

III.	Methods of Enquiry

1.	Telephone: 010-82298675 Fax: 010-82298620

2.	Contact person: [Di Feng]

3.	Address: No. 62 North Xizhimen Street, Haidian District, Beijing

Aluminum Corporation of China Limited Board of Directors

26 December 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary